División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas May 10 2007

[redacted]

07023526

RECEIVED
2007 MAY 15 A 10:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Corpo
Division of Corporation Finan
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

SUPPL

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

SC

5/16

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------------

[Letterhead of MANPA]

Caracas, December 29, 2006.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

This aims at submitting, formally and physically, communication sent to this institution on December 8, 2006 by e-mail oferta@cnv.gov.ve through which we answer Official Communication No.CNV-DOPU-205-2006 as of November 30, 2006 and notified on December 6, 2006.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Nelly González D. (signed) Illegible.

Lawyer/ Proxy.

Translator's Note:

At the bottom margin of this page there is a wet seal that reads as follows: "Please return signed and sealed." ---

Angel Ramírez 12/08/2006 03:47 p.m.

To: Nelly González/CCS/VE/MANPA@MANPA

Cc: (blank)

Reference: ANSWER OFFICIAL COMMUNICATION CNV-DOPU-2005-2006-MANPA

- Forwarded by Angel Ramirez/CCS/VE/MANPA as of 12/08/2006 15:46

Angel Ramírez 12/08/2006 03:47 p.m.

To: Nelly González/CCS/VE/MANPA@MANPA

Cc: Juan Antonio Lovera/CCS/VE/MANPA@MANPA, LeticiaLevel/CCS/VE/MANPA@MANPA

Reference: ANSWER OFFICIAL COMMUNICATION CNV-DOPU-2005-2006-MANPA

We do hereby receipt acknowledge official communication No.CNV-DOPU-2005-2006 as of November 30, 2006 and notified on December 6, 2006 requesting us the name and last name, telephone number/fax, e-mail and position of the person that will be the user and in charge of the System of Issuers (SIEM for its abbreviation in Spanish).

In this connection, we inform you that the users and people responsible for the System are the following:

- LETICIA LEVEL 901.2245 llevel@manpa.com.ve Corporate Financial Planning Manager
- NELLY GONZALEZ 901.2307 ngonzalez@manpa.com.ve Lawyer

There been no further matter to discuss,

Sincerely,

ANGEL J. RAMIREZ

Legal Advisory Director ---

[Letterhead of MANPA]

Caracas, December 29, 2006.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

This aims at submitting the copies of the printed pages of the report process for remission of shareholders´ list corresponding to December 31, 2006 made through Internet site www.cnv.gob.ve/entes; thus complying with the provisions of Official Communication CNV-DOPU-205-2006 as of November 30, 2006 and notified on December 6, 2006.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman.--

National Securities and Exchange Commission – Effective and Participating Transparency

Rif: G-20000170-4 January 3, 2007

Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif.. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon] Change of password [icon] Log off [icon]

- Step 6. Make sure that the year, month and file correspond to that selected and loaded by you.
- Step 7. Press the "Send and Save" button to end saving the financial statement.

LIST OF SHAREHOLDERS OF MANUFACTURAS DE PAPEL (MANPA) C.A.

Year: 2006

Month: December

Type: ACC

File: MANPA _DECEMBER_06.xls

Send and Save

National Securities and Exchange Commission – Caracas Venezuela

Recommended resolution 1024x768 --

National Securities and Exchange Commission – Effective and Participating Transparency

Rif: G-20000170-4 January 3, 2006

Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif.. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon] Change of password [icon] Log off [icon]

REGISTRATION HAS BEEN SUCCESSFUL.

Load up another file Yes/No

National Securities and Exchange Commission – Caracas Venezuela

Recommended resolution 1024x768 --

National Securities and Exchange Commission – Caracas Venezuela

Copyright © MMV 2005 - All rights reserved

Recommended resolution 1024x768 --

Add list of shareholders

REPORT OF LIST OF SHAREHOLDERS LOADED
2006
• December

This application allows sending the requested list of shareholders to all the issuing entities according to Communication No. CNV-DCOP-251 as of October 4, 2005.

Information sent through this application is only for internal use by the National Securities and Exchange Commission and will not be published by any electronic means.

National Securities and Exchange Commission – Caracas Venezuela

Copyright © MMV 2005 - All rights reserved

Recommended resolution 1024x768 --

Translator's Note:

At the upper margin of each of the six (6) pages originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2007 January 9 AM 1104. FILE. RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document. IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, March 21st, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1060.
Apartado Postal 2046 Caracas 1010 A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 29 de diciembre de 2006

Señores
Presidente de la
COMISION NACIONAL DE VALORES
Presente.-

El presente tiene como finalidad hacer entrega formal y material de la comunicación enviada a ese Organismo el 08 de Diciembre de 2006 a través del correo electrónico ofertap@cnv.gov.ve, mediante la cual damos respuesta al Oficio Nº CNV-DOPU-205-2006 del 30 de noviembre de 2006 y notificado el 06 de diciembre de 2006.

Sin otro particular, queda de Ustedes.

Atentamente,

Manufacturas de Papel, C.A. (MANPA)
S.A.C.A..

Nelly González D.
Abogada/Apoderada

FAVOR DEVOLVER
SELLADO Y FIRMADO

Angel Ramirez
08/12/2006 03:47 p.m.

Para: Nelly Gonzalez/CCS/VE/MANPA@MANPA
cc:
Asunto: RESPUESTA OFICIO CNV-DOPU-2005-2006-MANPA

---- Remitido por Angel Ramirez/CCS/VE/MANPA con fecha 08/12/2006 15:46 ----

Angel Ramirez
08/12/2006 15:31

Para: ofertap@cnv.gov.ve
cc: Juan Antonio Lovera/CCS/VE/MANPA@MANPA, Leticia Level/CCS/VE/MANPA@MANPA
Asunto: RESPUESTA OFICIO CNV-DOPU-2005-2006-MANPA

Por medio del presente damos acuse del oficio N° CNV-DOPU-2005-2006 de fecha 30 de noviembre de 2006 y notificado el 6 de diciembre de 2006, en el cual solicita indiquemos el nombre y apellido, número de teléfono/fax, dirección de correo electrónico y cargo de la persona que será usuario y responsable del Sistema de Emisores (SIEM).

A estos efectos les informamos que las personas usuarias y responsables del Sistema son las siguientes:

- LETICIA LEVEL 901.2245 llevel@manpa.com.ve **Gerente Corp. de Planif. Financiera**
- NELLY GONZALEZ 901.2307 ngonzalez@manpa.com.ve **Abogado**

Sin otro particular, quedamos de ustedes.

Atentamente,

ANGEL J. RAMIREZ
Director de Asesoría Legal

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2007 JAN -9 AM 11:05
RECIBIDO

Caracas, 05 de enero de 2007

Señores
Presidente de la
COMISION NACIONAL DE VALORES
Presente.-

El presente tiene como finalidad hacer entrega de las copias de las páginas impresas del proceso de reporte de la remisión del listado de accionista correspondiente al 31 de diciembre de 2006 efectuada a través de la dirección de Internet www.cnv.gob.ve/entes, dando así cumplimiento con lo establecido en el Oficio CNV-DOPU-205-2006 del 30 de noviembre de 2006 y notificado el 06 de diciembre de 2006.

Sin otro particular, queda de Ustedes.

Atentamente,

Manufacturas de Papel, C.A. (MANPA)
S.A.C.A..

Lic. Carlos Delfino T.
Presidente de la Junta Directiva

- **Paso 6.** **Verifique que el año, mes y archivo correspondan con el seleccionado y cargado por Usted.**
- **Paso 7.** **Presione el botón *"Enviar y Guardar"*, para finalizar de almacenar el estado financiero.**

LISTADO DE ACCIONISTA MANUFACTURAS DE PAPEL, (MANPA) C.A.

Año:	2006
Mes:	Diciembre
Tipo:	ACC
Archivo:	MANpa_DICIEMBRE_06.xls

Enviar y Guardar

Gobierno Bolivariano de Venezuela | Ministerio de Finanzas

Venezuela AHORA ES DE TODOS

COMISION NACIONAL DE VALORES

"Transparencia Efectiva y Participativa... ...Nuestro Compromiso"

Comisión Nacional de Valores

RIF: G-20000170-4

RECIBIDO

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande, Caracas - Venezuela 03 de Enero de 2007

INICIO Organización ☐ Información al Público ☐ Leyes y Normativas ☐ Trámites ☐ Estadísticas ☐ RNV Indicadores ☐ Educación ☐ Informes Contáctenos Enlaces

INICIO EDO. FIN. LIST. ACC. CONTACTENOS CAMBIO CLAVE CERRAR SESIÓN

EL REGISTRO SE REALIZO CON EXITO

Subir otro archivo Si / No

Gobierno Bolivariano de Venezuela | Ministerio de Finanzas

COMISION NACIONAL DE VALORES

Venezuela AHORA ES DE TODOS

2007 JAN -9 AM 11:0

RECIBIDO

"Transparencia Efectiva y Participativa... ...Nuestro Compromiso"

Comisión Nacional de Valores

RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela 03 de Enero de 2007

INICIO Organización ☐ Información al Público ☐ Leyes y Normativas ☐ Trámites ☐ Estadísticas ☐ RNV Indicadores ☐ Educación ☐ Informes Contáctenos Enlaces

INICIO EDO. FIN. LIST. ACC. CONTACTENOS CAMBIO CLAVE CERRAR SESIÓN

Agregar Listado Accionistas

REPORTE DE LISTADOS DE ACCIONISTAS CARGADOS

2006

- Diciembre

Esta aplicación le permite enviar el listado de accionistas solicitado a todos los entes emisores según Circular N° CNV-DCOP-251 de fecha 04 de octubre de 2005.

La información enviada a través de esta aplicación es sólo para uso interno de la Comisión Nacional de Valores y no será publicada por ningún medio electrónico.

legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, February 5, 2007.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

This aims at submitting the copies of the printed pages of the report process for remission of shareholders´ list corresponding to January 31, 2007 made through Internet site www.cnv.gob.ve/entes; thus complying with the provisions of Official Communication CNV-DOPU-205-2006 as of November 30, 2006 and notified on December 6, 2006.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman.

Translator's Note:

At the bottom margin of this page there is a wet seal that reads as follows: "Please return signed and sealed." --

National Securities and Exchange Commission – Effective and Participating Transparency

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

Rif: G-20000170-4 February 5, 2007

Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif.. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon] Change of password [icon] Log off [icon]

- Step 3. Make sure that the year and month are those you selected.
- Step 4. Press the "Examine" button and select the list of shareholders in format (.xls) corresponding to the year and month.
- Step 5. Press the "Load file" button to load up the file.

LIST OF SHAREHOLDERS OF MANUFACTURAS DE PAPEL (MANPA) C.A.

Year: 2007

Month: January

Type: ACC

File: (blank) Examine...

Load File

National Securities and Exchange Commission – Caracas Venezuela

Recommended resolution 1024x768 ——————————————————

National Securities and Exchange Commission – Effective and Participating Transparency

Rif: G-20000170-4 February 5, 2007

Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif.. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon] Change of password [icon] Log off [icon]

- Step 3. Make sure that the year and month are those you selected.
- Step 4. Press the "Examine" button and select the list of shareholders in format (.xls) corresponding to the year and month.
- Step 5. Press the "Load file" button to load up the file.

LIST OF SHAREHOLDERS OF MANUFACTURAS DE PAPEL (MANPA) C.A.

Year: 2007
Month: January
Type: ACC
File: (blank) Examine...
Load File

National Securities and Exchange Commission – Caracas Venezuela

Recommended resolution 1024x768 ————————————————————————

National Securities and Exchange Commission – Effective and Participating Transparency

Rif: G-20000170-4 February 5, 2007

Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif.. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon] Change of password [icon] Log off [icon]

- Step 6. make sure that the year, month and file correspond to that selected and loaded by you.
- Step 7. Press the "Send and Save" button to end saving the financial statement.

LIST OF SHAREHOLDERS OF MANUFACTURAS DE PAPEL (MANPA) C.A.

Year: 2007

Month: January

Type: ACC

File: MANPA _JANUARY_07.xls

Send and Save

National Securities and Exchange Commission – Caracas Venezuela

Recommended resolution 1024x768 ————————————————————————

National Securities and Exchange Commission – Effective and Participating Transparency

Rif: G-20000170-4 February 5, 2007



Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon] Change of password [icon] Log off [icon]

REGISTRATION HAS BEEN SUCCESSFUL.

Load up another file Yes/No

National Securities and Exchange Commission – Caracas Venezuela

Recommended resolution 1024x768 --

National Securities and Exchange Commission – Caracas Venezuela

Copyright © MMV 2005 - All rights reserved

Recommended resolution 1024x768 --

Add list of shareholders

REPORT OF LIST OF SHAREHOLDERS LOADED
2007
• January
2006

This application allows sending the requested list of shareholders to all the issuing entities according to Communication No. CNV-DCOP-251 as of October 4, 2005.

Information sent through this application is only for internal use by the National Securities and Exchange Commission and will not be published by any electronic means.

National Securities and Exchange Commission – Caracas Venezuela

Copyright © MMV 2005 - All rights reserved

Recommended resolution 1024x768 --

Translator's Note:

At the upper margin of pages one, two, three and six originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2007

February 6 AM 8:55. FILE. RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, March 21st, 2007.

REPUBLICA DE VENEZUELA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2007 FEB -6 AM 8:55
RECIBIDO

Caracas, 05 de febrero de 2007

Señores
Presidente de la
COMISION NACIONAL DE VALORES
Presente.-

El presente tiene como finalidad hacer entrega de las copias de las páginas impresas del proceso de reporte de la remisión del listado de accionista correspondiente al 31 de enero de 2007 efectuada a través de la dirección de Internet www.cnv.gob.ve/entes, dando así cumplimiento con lo establecido en el Oficio CNV-DOPU-205-2006 del 30 de noviembre de 2006 y notificado el 06 de diciembre de 2006.

Sin otro particular, queda de Ustedes.

Atentamente,

Manufacturas de Papel, C.A. (MANPA)
S.A.C.A..

Lic. Carlos Delfino T.
Presidente de la Junta Directiva

FAVOR DEVOLVER
SELLADO Y FIRMADO

Venezuela
AHORA ES DE TODOS

COMISION NACIONAL
DE VALORES

"Transparencia Efectiva y Participativa
... Nuestro Compromiso"

Comisión Nacional de Valores

RIF: G-20000170-4

RECIBIDO

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela 05 de Febrero de 2007

INICIO Organización Información al Público Leyes y Normativas Trámites Estadísticas RNV Indicadores Educación Informes Contáctenos Enlaces

INICIO EDO. FIN. LIST. ACC. CONTACTENOS CAMBIO CLAVE CERRAR SESIÓN

- **Paso 3. Revise que el año y mes sean los seleccionados por Usted.**
- **Paso 4. Presione el botón *"Examinar"* y seleccione el listado de accionistas en formato (.xls) correspondiente al año y mes.**
- **Paso 5. Presione el botón de "Cargar Archivo" para subir el archivo.**

LISTADO DE ACCIONISTA MANUFACTURAS DE PAPEL, (MANPA) C.A.

Año:2007
Mes: Enero
Tipo:ACC
Archivo: Examinar...

Cargar Archivo...

Venezuela
AHORA ES DE TODOS

COMISION NACIONAL DE VALORES
FEB -6
RECIBIDO

"Transparencia Efectiva y Participativa... Nuestro Compromiso"

Comisión Nacional de Valores

RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela 05 de Febrero de 2007

INICIO Organización Información al Público Leyes y Normativas Trámites Estadísticas RNV Indicadores Educación Informes Contáctenos Enlaces

INICIO | EDO. FIN. | LIST. ACC. | CONTACTENOS | CAMBIO CLAVE | CERRAR SESIÓN

- **Paso 3. Revise que el año y mes sean los seleccionados por Usted.**
- **Paso 4. Presione el botón *"Examinar"* y seleccione el listado de accionistas en formato (.xls) correspondiente al año y mes.**
- **Paso 5. Presione el botón de "Cargar Archivo" para subir el archivo.**

LISTADO DE ACCIONISTA MANUFACTURAS DE PAPEL, (MANPA) C.A.

Año:2007
Mes: Enero
Tipo:ACC
Archivo: [Examinar...]

[Cargar Archivo]

Venezuela
AHORA ES DE TODOS

"Transparencia Efectiva y Participativa...
... Nuestro Compromiso"

Comisión Nacional de Valores

RIF: G-20000170-4



Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela 05 de Febrero de 2007

INICIO Organización ☐ Información al Público ☐ Leyes y Normativas ☐ Trámites ☐ Estadísticas ☐ RNV Indicadores ☐ Educación ☐ Informes Contáctenos Enlaces

INICIO EDO. FIN. LIST. ACC. CONTACTENOS CAMBIO CLAVE CERRAR SESIÓN

- **Paso 6. Verifique que el año, mes y archivo correspondan con el seleccionado y cargado por Usted.**
- **Paso 7. Presione el botón *"Enviar y Guardar"*, para finalizar de almacenar el estado financiero.**

LISTADO DE ACCIONISTA MANUFACTURAS DE PAPEL, (MANPA) C.A.

Año:	2007
Mes:	Enero
Tipo:	ACC
Archivo:	MANPA_ENERO_07.xls

Enviar y Guardar

Venezuela
AHORA ES DE TODOS

CNV Comisión Nacional de Valores

"Transparencia Efectiva y Participativa...
... Nuestro Compromiso"

RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela 05 de Febrero de 2007

INICIO Organización □ Información al Público □ Leyes y Normativas □ Trámites □ Estadísticas □ RNV Indicadores □ Educación □ Informes Contáctenos Enlaces

INICIO EDO. FIN. LIST. ACC. CONTACTENOS CAMBIO CLAVE CERRAR SESIÓN

EL REGISTRO SE REALIZO CON EXITO

Subir otro archivo Si / No

Venezuela
AHORA ES DE TODOS

COMISION NACIONAL DE VALORES

CNV Comisión Nacional de Valores

"Transparencia Efectiva y Participativa... ... Nuestro Compromiso"

RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela 05 de Febrero de 2007

INICIO Organización Información al Público Leyes y Normativas Trámites Estadísticas RNV Indicadores Educación Informes Contáctenos Enlaces

INICIO EDO. FIN. LIST. ACC. CONTACTENOS CAMBIO CLAVE CERRAR SESIÓN

Agregar Listado Accionistas

REPORTE DE LISTADOS DE ACCIONISTAS CARGADOS

2007

- Enero

2006

Esta aplicación le permite enviar el listado de accionistas solicitado a todos los entes emisores según Circular Nº CNV-DCOP-251 de fecha 04 de octubre de 2005.

La información enviada a través de esta aplicación es sólo para uso interno de la Comisión Nacional de Valores y no será publicada por ningún medio electrónico.

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda cor. Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas March 12 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, December 29, 2006.

Messrs

PRESIDENT OF THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

This aimed at formally and physically delivery the communication sent to that entity on December 8, 2006 through the electronic mail ofertap@cnv.gov.ve by which we answer Official Communication No.CNV-DOPU-205-2006 of November 30, 2006 notified on December 6, 2006.

RECEIVED
2007 MAY 15 A 10:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Having no further matter to discuss,

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Nelly González D. (signed) Illegible.

Lawyer/ Proxy ---

Angel Ramírez 12/8/2006 03:47 p.m.

To: Nelly González/CCS/VE/MANPA@MANPA

Ref: ANSWER OFFICIAL COMMUNICATION CNV-DOPU-2005-2006-MANPA

Forwarded by Angel Ramírez/CCS/VE/MANPA dated 12/08/2006 15:46

Angel Ramírez 12/8/2006 15:46

To: oferta@cnv.gov.ve

Cc: Juan Antonio Lovera/CCS/VE/MANPA@MANPA, Leticia Level/ CCS/VE/MANPA@MANPA

Ref: ANSWER OFFICIAL COMMUNICATION CNV-DOPU-2005-2006-MANPA

We do hereby acknowledgement of receipt of official communication No. CNV-DOPU-2005-2006 dated November 30, 2006 and notified on December 6, 2006 in which you request to indicate the name and last name, telephone number/fax, electronic mail and position of the person that will be user and responsible for Issuance System (SIEM for its abbreviation in Spanish).

For these purposes, we do hereby inform you that the users and people responsible of the System are the following:

- LETICIA LEVEL 9012245 llevel@manpa.com.ve Corporate Finance Planning Manager
- NELLY GONZALEZ 9012307 ngonzalez@manpa.com.ve Lawyer

Having no further matter to discuss,

Angel Ramírez

Director of the Legal Advisory Office.--

[Letterhead of MANPA]

Caracas, January 5, 2007.

Messrs.

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

This aims at delivering the copies of the pages printed of the process to report remission of a list of shareholders corresponding to December 31, 2006 made through Internet www.cnv.gob.ve/entes, thus complying with the provisions set forth in Official Communication CNV-DOPU-205-2006 of November 30, 2006 and notified on December 6, 2006.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. Carlos Delfino (signed) Illegible.

Chairman of the Board of Directors. ---

Bolivarian Government of Venezuela. Ministry of Finances.

National Securities and Exchange Commission. RIF: G-20000170-4

January 3, 2007.

[There is a table with instruction for users]

LIST OF SHAREHOLDERS MANUFACTURAS DE PAPEL (MANPA) C.A.

Year: 2006

Month: December

Type: ACC

File: Manpa_December_06.xls

National Securities and Exchange Commission – Caracas Venezuela

Copyright©MMV 2005 – All rights reserved. Recommended resolution 1024x768---------

Bolivarian Government of Venezuela. Ministry of Finances.

National Securities and Exchange Commission. RIF: G-20000170-4

January 3, 2007.

[There is a table with instruction for users]

"The registration was successfully made. Upload another file yes/No."

National Securities and Exchange Commission – Caracas Venezuela

Copyright©MMV 2005 – All rights reserved. Recommended resolution 1024x768---------

Bolivarian Government of Venezuela. Ministry of Finances.

National Securities and Exchange Commission. RIF: G-20000170-4

January 3, 2007.

[There is a table with instruction for users]

REPORT OF LIST OF SHAREHOLDERS UPLOADED 2006 December

This application allows you to send the list of shareholders requested to all issuing entities as Communication No.CNV-DCOP-251 of October 4, 2005.

Information sent through this application is only for internal purposes of the National Securities and Exchange Commission and will not be published by any electronic means. --

Translator's Note:

At the upper right margin of each page there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2007 January 9 AM 11:04FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, January 28th, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 401072
U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1060.
Apartado Postal 2046 Caracas 1010 A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 29 de diciembre de 2006

COMISION NACIONAL DE VALORES
2007 JAN -9 AM 11:06
RECIBIDO

Señores
Presidente de la
COMISION NACIONAL DE VALORES
Presente.-

El presente tiene como finalidad hacer entrega formal y material de la comunicación enviada a ese Organismo el 08 de Diciembre de 2006 a través del correo electrónico ofertap@cnv.gov.ve, mediante la cual damos respuesta al Oficio Nº CNV-DOPU-205-2006 del 30 de noviembre de 2006 y notificado el 06 de diciembre de 2006.

Sin otro particular, queda de Ustedes.

Atentamente,

Manufacturas de Papel, C.A. (MANPA)
S.A.C.A..

Nelly González D.
Abogada/Apoderada

FAVOR DEVOLVER SELLADO Y FIRMADO

COMISION NACIONAL
DE VALORES

Angel Ramirez
08/12/2006 03:47 p.m.

Para: Nelly Gonzalez/CCS/VE/MANPA@MANPA
cc:
Asunto: RESPUESTA OFICIO CNV-DOPU-2005-2006-MANPA

RECIBIDO

----- Remitido por Angel Ramirez/CCS/VE/MANPA con fecha 08/12/2006 15:46 -----

Angel Ramirez
08/12/2006 15:31

Para: ofertap@cnv.gov.ve
cc: Juan Antonio Lovera/CCS/VE/MANPA@MANPA, Leticia Level/CCS/VE/MANPA@MANPA
Asunto: RESPUESTA OFICIO CNV-DOPU-2005-2006-MANPA

Por medio del presente damos acuse del oficio N° CNV-DOPU-2005-2006 de fecha 30 de noviembre de 2006 y notificado el 6 de diciembre de 2006, en el cual solicita indiquemos el nombre y apellido, número de teléfono/fax, dirección de correo electrónico y cargo de la persona que será usuario y responsable del Sistema de Emisores (SIEM).

A estos efectos les informamos que las personas usuarias y responsables del Sistema son las siguientes:

- LETICIA LEVEL 901.2245 llevel@manpa.com.ve **Gerente Corp. de Planif. Financiera**
- NELLY GONZALEZ 901.2307 ngonzalez@manpa.com.ve **Abogado**

Sin otro particular, quedamos de ustedes.

Atentamente,

ANGEL J. RAMIREZ
Director de Asesoría Legal

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2007 JAN -9 AM 11:05
RECIBIDO

Caracas, 05 de enero de 2007

Señores
Presidente de la
COMISION NACIONAL DE VALORES
Presente.-

El presente tiene como finalidad hacer entrega de las copias de las páginas impresas del proceso de reporte de la remisión del listado de accionista correspondiente al 31 de diciembre de 2006 efectuada a través de la dirección de Internet www.cnv.gob.ve/entes, dando así cumplimiento con lo establecido en el Oficio CNV-DOPU-205-2006 del 30 de noviembre de 2006 y notificado el 06 de diciembre de 2006.

Sin otro particular, queda de Ustedes.

Atentamente,

Manufacturas de Papel, C.A. (MANPA)
S.A.C.A..

Lic. Carlos Delfino Z.
Presidente de la Junta Directiva

Gobierno Bolivariano de Venezuela | Ministerio de Finanzas

Venezuela AHORA ES DE TODOS

COMISION NACIONAL DE VALORES

Comisión Nacional de Valores

"Transparencia Efectiva y Participativa... Nuestro Compromiso"

RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela 03 de Enero de 2007

INICIO Organización Información al Público Leyes y Normativas Trámites Estadísticas RNV Indicadores Educación Informes Contáctenos Enlaces

INICIO EDO. FIN. LIST. ACC. CONTACTENOS CAMBIO CLAVE CERRAR SESIÓN

- **Paso 6. Verifique que el año, mes y archivo correspondan con el seleccionado y cargado por Usted.**
- **Paso 7. Presione el botón *"Enviar y Guardar"*, para finalizar de almacenar el estado financiero.**

LISTADO DE ACCIONISTA MANUFACTURAS DE PAPEL, (MANPA) C.A.

Año:	2006
Mes:	Diciembre
Tipo:	ACC
Archivo:	MANpa_DICIEMBRE_06.xls

Enviar y Guardar

Gobierno Bolivariano de Venezuela | Ministerio de Finanzas

Venezuela AHORA ES DE TODOS

COMISION NACIONAL DE VALORES

"Transparencia Efectiva y Participativa... ...Nuestro Compromiso"

Comisión Nacional de Valores

RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela 03 de Enero de 2007

INICIO Organización Información al Público Leyes y Normativas Trámites Estadísticas RNV Indicadores Educación Informes Contáctenos Enlaces

INICIO EDO. FIN. LIST. ACC. CONTACTENOS CAMBIO CLAVE CERRAR SESIÓN

EL REGISTRO SE REALIZO CON EXITO

Subir otro archivo Si / No

Gobiemo **Bolivariano** de Venezuela | Ministerio de Finanzas

COMISION NACIONAL DE VALORES

2007 JAN -9 AM 11:0

RECIBIDO

Venezuela AHORA ES DE TODOS

"Transparencia Efectiva y Participativa...
... Nuestro Compromiso"

Comisión Nacional de Valores

RIF: G-20000170-4

- Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela 03 de Enero de 2007

Agregar Listado Accionistas

REPORTE DE LISTADOS DE ACCIONISTAS CARGADOS

2006

- Diciembre

Esta aplicación le permite enviar el listado de accionistas solicitado a todos los entes emisores según Circular N° CNV-DCOP-251 de fecha 04 de octubre de 2005.

La información enviada a través de esta aplicación es sólo para uso interno de la Comisión Nacional de Valores y no será publicada por ningún medio electrónico.

END